Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES LENDER APPROVAL OF INCREASE TO ITS CREDIT FACILITIES

CALGARY, ALBERTA (November 26, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) announces that its syndicate of lenders, led by National Bank Financial as Sole Lead Arranger and Book Runner and National Bank of Canada as Administrative Agent, has approved, subject to completion of final documentation, an increase to the Company's borrowing base and credit facilities to $725 million from $625 million. Based upon its semi-annual borrowing base review for November 30, 2014, this 16% increase of $100 million is the result of Bellatrix's strong 2014 drilling results during the first nine months of 2014, combined with benefits derived from its recently announced tuck-in acquisitions, cumulatively delivering significant reserves and production growth. The increased credit facilities will be available to finance Bellatrix's ongoing capital expenditures, working capital requirements, and for general corporate purposes.

The Company's credit facilities are available on an extendible revolving basis and consist of a $75 million operating facility provided by a Canadian bank and a $650 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The 3 year revolving facilities mature on May 30, 2017, unless extended for a further period not to exceed a maximum term of up to 3 years. The borrowing base is subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination scheduled to occur on May 31, 2015.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Steve G. Toth, Vice President, Investors Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com